



S [redacted]
to me

Hi Mike,

Can we have a meeting tomorrow or Friday at 8:00 PM eastern daylight savings time?

Thanks and Regards,

[redacted]

•••

Mike Swigunski <[redacted]>
to [redacted]

Hi Shafiqur,

Could you please book a time here? [redacted]

•••

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